Titan Medical and Mimic Technologies Announce Successful Completion of
Core Surgical Skills Simulation Modules

TORONTO and SEATTLE, Sept. 18, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (Nasdaq:TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in single-port minimally invasive surgery (“MIS”) and Mimic Technologies Inc. (“Mimic”), a market leader in robotic simulation, announce the successful completion of the core surgical skills simulation modules for use with Titan’s SPORT Surgical System surgeon workstation.

The successful demonstration and delivery of 14 core skills simulation modules is an important milestone in the completion of the first phase of a comprehensive surgeon training curriculum Titan is planning for its SPORT Surgical System. A brief video of the demonstration of a subset of the simulation modules is available here (https://titanmedicalinc.com/technology/#videos).

David McNally, President and CEO of Titan Medical, said, “Since announcing initiation of this program in March, the Titan and Mimic teams, with years of robotic expertise coupled with hands-on surgeon feedback acquired during early feasibility studies, carefully crafted the foundational curriculum to facilitate the acquisition of core surgical skills when using the SPORT system. Simulation-based training and skills acquisition are vital for surgeon and OR staff robotic training. These skills are intended to accelerate clinical adoption of the SPORT system following commercialization. We are thrilled to announce the completion of this important milestone ahead of schedule. Our collaboration with Mimic has been exceptionally productive and we look forward to working with them to evolve our advanced surgical skills curriculum in the future.”

Jeff Berkley, CEO and Founder of Mimic Technologies, said, “Mimic is pleased to deliver a comprehensive set of core surgical skills simulation modules for the SPORT system. We have enjoyed a fruitful collaboration with Titan and its surgeon advisors, which has resulted in a custom curriculum that specifically targets key learning objectives for single-port robotic surgery. There is strong clinical evidence that suggests substantial simulation training can rapidly accelerate surgeon learning while significantly improving patient outcomes. We are excited about what the future holds for single-port robotic surgery and the important role simulation will play in potentially making it the new standard of care.”

About Mimic
Since 2002, Mimic has been developing simulation technologies that answer the needs of a changing robotic surgical marketplace. Mimic provides simulation solutions that help medical device companies build better robots and training simulators for surgeons. Mimic also provides strategic solutions for hospitals that maximize surgical quality, efficiency and safety, while reducing risk and costs. Mimic’s programmatic approach unifies training and testing across a hospital system to ensure hospital stakeholders can make objective decisions on who is safe to enter the OR.

For more information, please visit the Company’s website at www.mimicsimulation.com.

About Titan

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com